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                               UNITED STATES

                    SECURITIES AND EXCHANGE COMMISSION     ------------------
                                                           | SEC File Number|
                          Washington, D.C. 20549           |    000-50195   |
                                                              ---------------

                                FORM 12B-25
                                                           ------------------
                        NOTIFICATION OF LATE FILING        |  CUSIP Number  |
                                                           |  29412N 10 0   |
                                                           ------------------

(Check One):  [ ] Form 10-K    [ ] Form 20-F   [ ] Form 11-K    [X] Form 10-Q
              [ ] Form N-SAR   [ ] Form N-CSR

         For Period Ended: June 30, 2004
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION


Full Name of Registrant:                  Link Energy LLC

Former Name if Applicable:                EOTT Energy LLC,
                                          EOTT Energy Partners, L.P.


Address of Principal Executive Office     2000 West Sam Houston Parkway South
(Street and Number):                      Suite 340
City, State and Zip Code:                 Houston, Texas 77042


PART II - RULES 12B-25(b) AND (c)

[ ] If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on


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Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         On April 1, 2004, Link Energy LLC (the "Company") announced that it had concluded the sale of its entire crude oil marketing, pipeline and trucking transportation business to Plains All American Pipeline, L.P. ("Plains"). As part of that transaction, substantially all of the Company's employees became employees of Plains as of April 1, 2004, and the remainder were severed from employment. The Company has no operations and is conducting an orderly winding up of its business and affairs. The Company currently has no employees and access to a limited number of third party contractors.

         The attention of the contract personnel whose services are available to the Company have been diverted from the task of preparing the Company's Quarterly Reports on Form 10-Q, as a result of post-closing matters related to the aforementioned sale and activities related to winding up the Company's business and affairs. As a result, the Company is not able to timely file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Thomas Matthews              (713)                     781-1281
             (Name)                 (Area Code)            (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [ ] Yes    [X] No

         As reflected in the Company's form NT 10-Q filed on May 11, 2004, the Company was not able to timely file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004, for reasons described in such filing and in Part III above. An 8-K was filed on June 16, 2004 that included the financial results for the company for the quarterly period ending March 31, 2004.


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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes    [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As described above, the Company sold its entire crude oil marketing, pipeline and trucking transportation business to Plains on April 1, 2004. Subsequent to the sale to Plains, and as part of the transaction, substantially all of the Company's employees became employees of Plains. The Company today has no employees and no operations, and contract personnel are conducting an orderly winding up of its business and business affairs.

         The Company has not been able to arrive at a reasonable estimate of its results for the second quarter of 2004 because of the numerous post-closing matters related to the Plains transaction and the other activities associated with winding up the Company's business and affairs. In addition, the Company's adoption of fresh start reporting as of February 28, 2003 (pursuant to Statement of Position 90-7) will affect the comparability of the Company's financial statements. For the foregoing reasons, the Company anticipates a significant change in net income from the corresponding period for the last fiscal year, but such change is not currently estimable.

         Link Energy LLC has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 10, 2004                         By: /s/ Thomas Matthews
                                                  ------------------------------
                                                  Thomas Matthews
                                                  Chairman of the Board and
                                                  Chief Executive Officer